Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains the text of a voicemail announcement from Lyondell’s President and Chief Executive Officer, Dan F. Smith, to certain senior leaders of Lyondell or Equistar Chemicals, LP (a joint venture owned 70.5% by Lyondell, “Equistar”) on March 29, 2004. This filing also contains an e-mail announcement from Mr. Smith to all employees of Lyondell or Equistar on March 29, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

# # #

Voicemail announcement to Senior Leaders:

Hello. This is Dan Smith with a message for leaders. Today, I am very pleased to share some exciting news with you about our company. As you may have read on ION, Lyondell and Millennium have just announced plans to combine the two companies.

This combination will make Lyondell North America’s third largest independent, publicly traded chemical company with more than 11 billion dollars in annual revenues. As a result of the proposed acquisition, Equistar’s ownership will be simplified, and we will add several new businesses to our expanding portfolio, including TiO2, acetyls and Flavors & Fragrances. We expect this transaction to close in the third quarter.

These new businesses enjoy strong market and technology positions, and we expect them to be good cash-generators for the enterprise. In addition, the transaction will maintain our leverage to the ethylene cycle. Our goal continues to be to use excess cash to pay down debt.

This morning you’ll receive materials to use in dialog with your staff, and later today you’ll be able to learn more about the transaction by listening to a replay of our conference call with investors and analysts. Additional information will be communicated in the coming weeks.

Although I don’t expect this transaction to impact the day-to-day activities of most employees, I’m sure some of you will be involved in helping us bring these new businesses into the Lyondell family.

I hope you will join me in welcoming the new employees who soon will become part of Lyondell. And I want to ask all of you for your support in ensuring that all of our operations continue to operate safely and reliably.

Now before I close, I’d like for you to note that Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590. Please also refer to our March 29, 2004 press release announcing the transaction for other important disclosures.

Thank you, and I look forward to working with you as we continue building a larger and stronger global enterprise.

# # #

E-mail announcement to Employees:

March 29, 2004

Dear Employee:

As you can see in the attached news release, we have exciting news to share with you about our proposed combination with Millennium, which will provide for simplified ownership of Equistar, plus bring several new businesses – TiO2, acetyls and Flavors & Fragrances – into a diversified, global portfolio. As many of you know firsthand, these businesses enjoy strong market and technology positions and provide good long-term cash-generating potential. Consistent with our long-term strategy, this combination increases the depth and breadth of the Lyondell enterprise, and provides an opportunity to enhance shareholder value and cash flow in the coming economic recovery.

I would prefer to meet with you in person to talk about the advantages of this new milestone; however, I am meeting today with reporters and analysts in New York to discuss this transaction and the opportunities it presents for our shareholders, customers and employees. I have asked our officers and senior managers to meet with as many employees as possible over the next few weeks so that you will be able to hear what this news means to you and your organizations.

I also want to invite you to listen to a replay of our Webcast to analysts and investors beginning at 2 p.m. (CST) today at www.lyondell.com. Other information about the transaction will follow in the coming days through our regular employee communications channels.

I do not anticipate that this transaction will change the day-to-day activities of most employees; however, I recognize that it will create many questions over the coming weeks. We will work very hard to provide answers and other important information as it becomes available. In the meantime, I want to ask for your continued support in helping to ensure that all of our operations continue to operate safely and reliably.

I know I can count on you.

Sincerely,

Dan F. Smith

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2004.

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.